UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 30, 2014.	2

GRIFOLS Grifols, S.A. Parc Ernpresarial Can Sant Joan Av. de la Generalilat, 152-158 08174 Sant Cugat_del Valles Barcelona - ESPANA Tel. 1.34 835 710 500 wmgrifoks.corn RELEVANT EVENT Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that: I. The Ordinary General Shareholders’ Meeting held on today’s date, on second call, has passed all the proposals submitted to the shareholders’ approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company’s website (www.grifols.com). In this connection, the Ordinary General Shareholders’ Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of pursuant to the provisions of article 6 Bis.2 of the Company’s Articles of Association, equal to Euro 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 5 June 2014. Attached hereto, as Annex 2 is the notice regarding the payment of the preferred dividend. II. Also, the Ordinary General Shareholders’ Meeting has passed the distribution of EUR 68,755,491 in concept of ordinary dividend against the results of the fiscal year ended as at December 31, 2013 that will be paid on 5 June 2014, in the terms resulting from the notice attached hereto as Annex 3. In Barcelona, on this 30th May 2014 Raimon Grifols Roura Secretary to the Board of Directors WIE EN 1S0 TOY 14001:2001 rr3.1.231

GRIFOLS ANNEX 1 GRIFOLS, S.A. PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING (29/30 MAY 2014) First. Review and approval, as the case may be, of the individual annual accounts and management report, as well as of the proposal for allocation of results relating to fiscal year ended December 31, 2013, and approval of a preferred dividend corresponding to Class B shares. A. To approve the Company’s individual annual accounts, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2013, which show a profit of EUR 168,350,884. The Company’s individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry. B. In accordance with the annual accounts submitted, to approve the following allocation of results: To legal reserve EUR 344,263 To voluntary reserve EUR 29,188,513 Mandatory dividend for Class B shares EUR 1,307,126 Dividends EUR 137,510,982 TOTAL EUR 168,350,884 From the dividends entry, Euro 68,755,491 was distributed to the shareholders on 5 June 2013 as interim dividend on account of 2013 results, by virtue of the resolution passed by the Board of Directors on 24 May 2013. Thus, the amount pending to be distributed in concept of dividends amounts to Euro 68,755,491, which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 5 June 2014. Likewise, the mandatory preferred dividend will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 5 June 2014. Second. Review and approval, as the case may be, of the consolidated annual accounts and management report relating to fiscal year ended December 31, 2013.

GRIFOLS To approve the consolidated annual accounts of the Group, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to fiscal year ended December 31, 2013. The consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry. Third. Review and approval, as the case may db, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2013. To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2013. Fourth. Re-election of auditors of the individual annual accounts. To re-elect as auditors of the Company’s individual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoria de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, n° 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2014. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year ended December 31, 2014. Fifth. Re-election of auditors of the consolidated annual accounts. To re-elect as auditors of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoria de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, n° 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2014. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year ended December 31, 2014. Sixth.Appointment of Ms. Marla E. Salmon as new director of the Company and subsequent increase of the number of members of the Board of Directors.

GRIFOLS A. Appointment of new director To appoint Ms. Marla E. Salmon as member of the Board of Directors of the Company, for a term of five (5) years. It is expressly stated that, according to the Appointments and Remuneration Committee, Ms. Marla E. Salmon will be considered an “independent director”. B. Increase of the number of members of the Board of Directors Prior to the appointment of Ms. Marla E. Salmon, the Board of Directors of the Company was comprised of twelve (12) members. As a result of the new appointment, it is proposed to increase the number of member of the Board of Directors, which, henceforth, will be comprised of thirteen (13) directors. Seventh. Approval of the Board Members’ remuneration. To approve the payment of a total gross annual remuneration of EUR 100,000 for the fiscal year 2014, for each of the members of the Board of Directors acting as an external director, with the exception of those external directors that are rendering paid professional services to the Company or the Group during said fiscal year. Eighth. Consultative vote on the Annual Remuneration Report. Pursuant to the provisions of article 61.ter of the Spanish Securities Market Act (Ley del Mercado de Valores), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting. Ninth. Renewal of the resolution of share split of the Company’s Class A and Class B shares, in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the former shares (whether of Class A or of Class B), as may be applicable, by means of a decrease in their nominal value and the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two, without any change to the total nominal value of the share capital, with the consequent renewal of the delegation of authorities to the Board of Directors for a term of 1 year. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de InterconexiOn Bursátil) (Continuous Market) and on the NASDAQ. Revocation of the previous delegation of authorities passed by the Extraordinary General Shareholders Meeting of 17 December 2013.

GRIFOLS A) Share split It is agreed to carry out a share split of the Company’s shares in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the existing shares (whether of Class A or of Class B). This share split will take place by means of decrease in the nominal value of the Company’s shares, as a result of which the nominal value of Class A shares will go from the current value of Euro 0.50 per share to Euro 0.25per share, and the nominal value of Class B shares will go from the current value of Euro 0.10 per share to Euro 0.05 per share. Therefore, the number of the Company’s Class A and Class B shares will increase, being multiplied by two. Once the share split is carried out, in execution of this resolution, the Company’s share capital, the nominal value of which will not change as a result of the share split, will be represented by ordinary Class A shares with a nominal value of Euro 0.25 per share, and by non-voting Class B shares with a nominal value of Euro 0.50 per share. B) Information available to shareholders This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report. C) Application for the listing of the new shares It is agreed to apply for the listing of the new Class A and Class B shares resulting from the share split on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de InterconexiOn Burskil / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) and the simultaneous exclusion, if applicable, from trading of the Company’s former Class A and Class B shares, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the aforementioned stock exchange markets for the effective listing of the new shares resulting from the share split and the exclusion of trading of the former shares, as the case may be; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, continuance and exclusion of official trading. The Board of Directors is empowered, with full power of substitution in any of its members, so that, once the Company’s share split resolution is executed, it can make the relevant applications, prepare and file the relevant documents as it considers appropriate, and carry out all actions required for this purpose. Likewise, it is agreed to apply for the inclusion of the new Class A and Class B shares resulting from the share split in the accounting registries of

GRIFOLS the company Sociedad de GestiOn de los Sistemas de Registro, CompensaciOn y LiquidaciOn de Valores, (Iberclear), granting the Board of Directors, with full power of substitution in any of its members, the performance of such actions as may be required for this purpose. D) Delegation of powers to the Board of Directors The Board of Directors is empowered, with full power of substitution in any of its members and within a maximum term of one (1) year as of the date of this resolution, to determine the date on which this share split must be carried out pursuant to the requirements agreed upon, as well as to set its conditions in all matters not foreseen by the General Meeting, and to redraft article 6 of the Company’s Articles of Association (Share Capital) to adapt it to the new number of Class A and Class B shares into which the share capital will be divided and their corresponding nominal value, carrying out all such actions as may be required for its registration in the Commercial Registry. Likewise, the Board of Directors is empowered, with full power of substitution in any of its members, to apply for the listing of the new Class A and Class B shares and the exclusion, if applicable, from trading of the Company’s former Class A and Class B shares under the terms set out in paragraph C) above and, in general, to file all such documents or applications as may be required and to carry out all procedures and actions as may be necessary or convenient to fully execute this resolution. This resolution will have no effects if the share split to which it refers does not take place within one (1) year as from the date of this resolution. E) Revocation of the previous delegation of authorities to the Board of Directors It is agreed to revoke and leave without effects in all of its terms, the previous delegation of authorities to the Board of Directors of the Company with the faculty of executing the resolution of the Company’s share split, passed by the Extraordinary General Shareholders’ Meeting of 17 December 2013. Tenth. Renewal of the delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company’s ordinary Class A shares on the NASDAQ. Revocation of the previous delegation of authorities passed by the Extraordinary General Shareholders’ Meeting of 17 December 2013. A. It is resolved to delegate to the Board of Directors, with full power of substitution in any of its members, the authority to apply, at any time within a maximum term of three (3) years as from the date of this General Meeting, for the listing of the Company’s ordinary Class A shares, via ADSs (American Depositary Shares), on the National

GRIFOLS Association of Securities Dealers Automated Quotation (NASDAQ), as well as carry out all proceedings and actions required, make the pertinent applications and prepare and file the required documents with the competent authorities of the aforementioned stock exchange for the effective listing of the Company’s ordinary Class A shares on NASDAQ. This resolution will have no effects if the listing of Class A shares to which it refers is not requested within three (3) years as from the date of this resolution. B. It is agreed to revoke and leave without effects in all of its terms, the previous delegation of authorities to the Board of Directors of the authority to apply for the listing of the Company’s ordinary Class A shares on the National Association of Securities Dealers Automated Quotation (NASDAQ), passed by the Extraordinary General Shareholders’ Meeting of 17 December 2013 Eleventh. Granting of authorities in order to formalize and execute the resolutions passed at the General Shareholders’ Meeting. To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary non-members, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and to the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the implementation, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation. * * * [THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL]

GRIFOLS ANNEX 2 GRIFOLS, S.A. PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2013: Maturity date: 5 June 2014 Class B Shares ISIN code: ES0171996004 Share name: Grifols, S.A. Number of Class B Shares: 130,712,555 Nominal value: 0.10.-€ Treasury shares: None Total dividend amount: 1,307,126.-€ Gross amount per unit: 0.01000000.-€ Tax withheld per unit: 0.00210000.-€ Net amount per unit: 0.0079.-€ The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona on 30 May 2014 Raimon Grifols Roura Secretary to the Board of Directors

GRIFOLS ANNEX 3 GRIFOLS, S.A. DIVIDEND PAYMENT In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, an ordinary dividend of EUR 68,755,491 against the results of the fiscal year ended as at December 31, 2013 will be distributed: Maturity date: 5 June 2014 ISIN code: - Class A Shares: ES0171996012 - Class B Shares: ES0171996004 Share name: Grifols, S.A. Total number of Shares representing the share capital: 343,777,454 - Class A Shares: 213,064,899 - Class B Shares: 130,712,555 Nominal value: - Class A Shares: 0.50.-€ - Class B Shares: 0.10.-€ Treasury shares: 1,170,952 Total dividend amount: 68,755,491.-€ Gross amount per unit: 0.20068356.-€ Tax withheld per unit: 0.04214355.-C Net amount per unit: 0.15854001.-€ The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona on 30 May 2014 Raimon Grifols Roura Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 30, 2014